UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Approach Resources Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03834A103

(CUSIP Number)

Morgan D Neff

Wilks Brothers, LLC

17010 IH 20

Cisco, Texas 76437

(817) 850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 140781105

1	NAMES OF REPORTING PERSONS Wilks Brothers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 44,089,713 (1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 44,089,713 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,089,713 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.86% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 94,086,131 shares outstanding as of December 1, 2017.

1	NAMES OF REPORTING PERSONS SDW Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 44,089,713 (1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 44,089,713 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,089,713 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.86% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 94,086,131 shares outstanding as of December 1, 2017.

1	NAMES OF REPORTING PERSONS Dan H. Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 44,089,713 (1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 44,089,713 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,089,713 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.86% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 94,086,131 shares outstanding as of December 1, 2017.

1	NAMES OF REPORTING PERSONS Staci Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 44,089,713 (1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 44,089,713 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,089,713 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.86% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 94,086,131 shares outstanding as of December 1, 2017.

1	NAMES OF REPORTING PERSONS Farris Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 44,089,713 (1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 44,089,713 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,089,713 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.86% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 94,086,131 shares outstanding as of December 1, 2017.

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statements on Schedule 13D filed by the Reporting Persons with the Commission on February 3, 2017, as amended by Amendment No. 1 thereto filed by the Reporting Persons with the Commission on March 28, 2017, Amendment No. 2 thereto filed by the Reporting Persons with the Commission on May 26, 2017, Amendment No. 3 thereto filed by the Reporting Persons with the Commission on June 15, 2017, and Amendment No. 4 thereto filed by the Reporting Persons with the Commission on December 19, 2017 (as amended, the “Original Schedule 13D”), relating to the Common Stock, $0.01 par value per share (the “Common Stock”) of Approach Resources, Inc. (the “Issuer”). All capitalized terms used but not defined herein shall have the meanings given to them in the Original 13D. The Original 13D is hereby amended as follows:

Item 3. Source of Funds

Item 3 of the Original 13D is hereby amended by adding the following:

Between December 19, 2017 and the date hereof, the Reporting Persons have acquired an additional 950,000 shares of Common Stock for an aggregate purchase price of $2,759,780.00, including brokerage commissions, pursuant to open market purchases, including purchases pursuant to a Rule 10b5-1 trading plan adopted by Wilks Brothers, LLC on May 5, 2017.

Item 4. Purpose of Transaction

Item 4 of the Original 13D is hereby amended by adding the following:

On December 20, 2017, pursuant to the terms of the previously disclosed Stockholders Agreement, dated as of January 27, 2017, by and among the Issuer and certain of the Reporting Persons (the “Stockholders Agreement”), James H. Brandi, a member of the Issuer’s board of directors (the “Board”), delivered to the Issuer a conditional notice of resignation, effective December 31, 2017. The resignation will become effective December 31, 2017, in the event that Wilks Brothers, LLC and SDW Investments, LLC own 40% or more of the outstanding Common Stock as of such date. Pursuant to the Stockholders Agreement, the Board has approved, conditioned on the effectiveness of Mr. Brandi’s resignation on December 31, 2017, a reduction in size from eight members to seven members.

Item 5. Interest in Securities of the Issuer

Items 5 (a), (b) and (c) of the Original 13D are hereby amended by replacing them in their entirety with the following:

(a)	Each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 44,089,713 shares of Common Stock, representing approximately 46.86% of the Issuer’s issued and outstanding shares of Common Stock, based on 94,086,131 shares of Common Stock outstanding as of December 1, 2017.

(b)	Each of the Reporting Persons may be deemed to have shared power shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 44,089,713 shares of Common Stock, representing approximately 46.86% of the Issuer’s issued and outstanding shares of Common Stock, based on 94,086,131 shares of Common Stock outstanding as of December 1, 2017.

(c)

Name of Reporting Person	Nature of Transaction	Securities Purchased/ (Sold)		Price Per Share ($)(2)	Date of Purchase/Sale
Wilks Brothers LLC	Purchase of Common Stock	200,000		$2.3924	December 4, 2017
Wilks Brothers LLC	Purchase of Common Stock	29,285		$2.3938	December 6, 2017
Wilks Brothers LLC	Purchase of Common Stock	80,828		$2.3811	December 7, 2017
Wilks Brothers LLC	Purchase of Common Stock	50,000	(1)	$2.5299	December 11, 2017
Wilks Brothers LLC	Purchase of Common Stock	150,000	(1)	$2.5429	December 12, 2017
Wilks Brothers LLC	Purchase of Common Stock	150,000	(1)	$2.5372	December 13, 2017
Wilks Brothers LLC	Purchase of Common Stock	200,000	(1)	$2.5753	December 14, 2017
SDW Investments LLC	Purchase of Common Stock	200,000	(1)	$2.5696	December 15, 2017
SDW Investments LLC	Purchase of Common Stock	150,000	(1)	$2.6477	December 18, 2017
SDW Investments LLC	Purchase of Common Stock	200,000	(1)	$2.7103	December 19, 2017
Wilks Brothers LLC	Purchase of Common Stock	150,000	(1)	$2.7210	December 20, 2017
SDW Investments LLC	Purchase of Common Stock	250,000	(1)	$2.9497	December 21, 2017
SDW Investments LLC	Purchase of Common Stock	150,000	(1)	$3.0471	December 26, 2017
SDW Investments LLC	Purchase of Common Stock	200,000	(1)	$3.0754	December 27, 2017

(1)	The purchases reported in this 13D were effected pursuant to a Rule 10b5-1 trading plan adopted by Wilks Brothers, LLC on May 5, 2017.
(2)	Includes $0.01 brokerage commission per share.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

*
Dan H. Wilks

*
Staci Wilks

*
Farris Wilks

WILKS BROTHERS, LLC

By:	/s/ Morgan D Neff
Name:	Morgan D Neff
Title:	Attorney-in-Fact

SDW INVESTMENTS, LLC

By:	/s/ Morgan D Neff
Name:	Morgan D Neff
Title:	Attorney-in-Fact

*By:	/s/ Morgan D Neff
Morgan D Neff, as Attorney-in-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).